Mail Stop 4561

July 7, 2006

Mr. Robert J. Ambrosi
Chairman and President
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

> **Re:** **ARC Corporate Realty Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 10, 2006**
> **File No. 0-50727**

Dear Mr. Ambrosi:

We have reviewed your response letter dated June 26, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

General

1.   Please file your response letter dated June 26, 2006 on EDGAR.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

2.   We have read your responses to prior comments 3, 4, 5, 6, 10 and 12. Please file an amended Form 10-K and an amended Form 10-Q for the quarter ended March 31, 2006 that incorporate all proposed revisions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

3.   We have reviewed your response to prior comment 1. In addition to your proposed revisions, please revise your discussion in the Dividends section of

MD&A, beginning on page 26, to remove the reference to your belief that cash flows from operations will continue to provide adequate capital to fund operating and administrative expenses, regular debt service obligations and all dividend payments and replace with a discussion of the anticipated sources to be used to fund such expenses and payments, including sources other that cash flows from operations.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief